FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 27, 2006	/s/ Donat Madilo Donat Madilo Treasurer

NI 43-101 TECHNICAL REPORT,

TWANGIZA PROJECT,

SOUTH KIVU PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO.

Michael B. Skead, P. Geo.
Vice President, Exploration
Banro Corporation
March 30, 2006

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

TABLE OF CONTENTS

1.0	SUMMARY	1

2.0	INTRODUCTION	6
	2.1 Scope of Work and Terms of Reference	6

3.0	PROPERTY DESCRIPTION AND LOCATION	6
	3.1 Location and Area	7
	3.2 Mineral Tenure	5

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	9
	4.1 Topography, Elevation and Vegetation	9
	4.2 Accessibility	9
	4.3 Infrastructure	10
	4.4 Climate	10

5.0	HISTORY	10

6.0	GEOLOGICAL SETTING	10
	6.1 Regional Geological	10
	6.2 Property Geology	12

7.0	DEPOSIT TYPE	12

8.0	MINERALISATION	16

9.0	EXPLORATION	17
	9.1 Historical Exploration	17
	9.1.1 Landsat Acquisition and Interpretation	19
	9.1.1.1 Interpretation Landsat Acquisition and Interpretation	19

Banro Corporation — Lugushwa Mining sarl

	9.1.2 Airbprne Magnetic Surveying	19
	9.1.2.1 Acquisition and Processing	20
	9.1.2.2 Interpretation	20
	9.1.3 Regional Surface mapping and Sampling	21
	9.1.4 Detailed Geological Mapping and Sampling	22
	9.1.5 Petrographic Studies	23
	9.1.6 Diamond Drilling	23
	9.1.6.1 Geology	25
	9.1.6.2 Mineralization and Results	26

	9.2 Recent Exploration	30
	9.2.1 Soil Geochemical Programme	31
	9.2.2 Trenching Programme	31
	9.2.3 Prospect Scale Mapping	33
	9.2.3.1 Twangiza	33
	Lithology	33
	Structure	33
	Alteration	34
	9.2.3.2 Lukungurghi Workings	34
	Lithology	34
	Structure	35
	Alteration	35
	9.2.3.3 Kashegeshe Workings	35
	Lithology	35
	Structure	36
	Alteration	36
	9.2.3.4 Mahona Workings	36
	Lithology	37
	Structure	37

10.0	DRILLING	40

Banro Corporation — Lugushwa Mining sarl

11.0	SAMPLING METHOD AND APPROACH	38
	11.1 Soil Geochemistry	38
	11.2 Trench, Channel and Grab Samples	40

12.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	41
	12.1 Statement	41
	12.2 Sample Preparation and Analysis	41
	12.3 Quality Control Procedures	42
	12.4 Assessment of Quality Control Data	43

13.0	DATA VERIFICATION	44

14.0	ADJACENT PROPERTIES	45

15.0	MINERAL PROCESSING AND METALLURGICAL TESTS	45

16.0	MINERAL RESOURCE ESTIMATES	45

17.0	OTHER RELEVANT DATA AND INFORMATION	46

18.0	INTERPRETATION AND CONCLUSIONS	49

19.0	RECOMMENDATIONS	51

20.0	BUDGET	52

21.0	REFERENCES	53

22.0	ACKNOWLEDGEMENTS	54

23.0	DATE AND SIGNATURE PAGE	55

24.0	CERTIFICATE OF QUALIFIED PERSON	56

LIST OF FIGURES

Banro Corporation — Lugushwa Mining sarl

Figure 1: Africa Locality Plan	58
Figure 2: Location within the Democratic Republic of Congo	59
Figure 3: Exploration Permit Locations	60
Figure 4: Map of Twangiza Concessions	61
Figure 5: Geology Plan of Twangiza Area	62
Figure 6: Structural Setting of the Kibara Belt in Central Africa	63
Figure 7: Additional Exploration Potential – Twangiza Project	64
Figure 8: Geology and DDH Plan Twangiza Deposit (CME 2003)	65
Figure 9: DDH Cross Section – Section S5 Geology (CME 2003)	66
Figure 10: Geology Plan Map – Twangiza Area Showing Geochemical Grid	67
Figure 11: Soil Geochemistry and Trench Results	68
Figure 12: Stereonet Plot of Poles to Bedding from Twangiza Workings
Equal Angle Projection – (55 Poles)	69
Figure 13: Stereonet Plot of Poles to Bedding from Lukungurhi Workings. Equal Angle
Projection – (13 Poles)	70
Figure 14: Stereonet Plot of Poles to Limonite-Quartz Veins from Lukungurhi
Workings. Equal Angle Projection – (20 Poles)	70
Figure 15: Stereonet Plot of Poles to Bedding from Kashegeshe Workings. Equal Angle
Projection – (13 Poles)	71
Figure 16: Stereonet Plot of Poles to Bedding from Muhona Workings. Equal Angle
Projection – (10 Poles)	71
Figure 17: Stereonet Plot of Poles to Quartz Veins from Muhona Workings. Equal Angle
Projection – (10 Poles)	72
Figure 18: Proposed Diamond Drill Hole Location Plan with Resource Model Outline	72
Figure 19: ALS Chemex Internal Duplicate Splits	73
Figure 20: Scatter Plot – SGS Vs ALS (Au>0.10 g/t)	74
Figure 21: Scatter Plot – SGS Vs ALS (Au<0.10 g/t)	74
Figure 22: Performance Chart of Blank Samples	75

LIST OF TABLES

Table 1: Fracturing and Mineral Paragenesis	17
Table 2: Regional Sampling Analytical Statistics	21
Table 3: Regional Sampling Analytical Highlights	21
Table 4: Mwenga Sampling Analytical Statistics	22
Table 5: Significant Composite Channel Sample Results, Mwenga Pit	22
Table 6: Diamond Drill Hole Specifications	24
Table 7: Drill Core Sampling Analytical Statistics	25
Table 8: Significant DDH Intersections, Cross-Plunge Drilling	28
Table 9: Significant DDH Intersections, Cross-Sections Drilling	28
Table 10: Significant Trench Intersection Received to Date	32
Table 11: Year-to-Date Field Statistics	39
Table 12: Resource Estimate for the Twangiza Deposit	45
Table 13: Twangiza Project Budget - 2006	52

v

Banro Corporation — Lugushwa Mining sarl

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

1.0     Summary

The 1,164 square kilometre Twangiza Property is located in the South Kivu Province of the Democratic Republic of the Congo (DRC), 35 kilometres west of the Burundi border and 45 kilometres to the south southeast of Bukavu. The Twangiza Property consists of six exploitation permits which are wholly-owned by Banro Corporation indirectly through a Congolese subsidiary, Twangiza Mining sarl.

The Twangiza Property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world’s principal Precambrian orogenic-metallogenic provinces. Minière des Grande Lacs (MGL) began exploration for in-situ resources in 1957. Work followed the occurrence of alluvial gold deposits upstream from the Mwana River to the present day Twangiza deposit. MGL tested the Twangiza deposit through 8,200 metres of trenching and 12,100 metres of adits on seven levels, collecting a total of 17,400 samples. In 1996, Banro Resource Corporation (now Banro Corporation) (hereafter Banro) acquired control of the Twangiza Property and, in the following year, undertook an exploration program of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling that was completed in 1998. Work included 10,490 line kilometres of airborne geophysics, 2,161 surface samples, 1,613 adit samples from 16 adits, 8,577 drill core samples from 9,122 metres of diamond drilling and 162 density tests.

Shortly after the completion of the 1997-1998 Exploration Program, President Laurent D. Kabila issued presidential decrees, which caused the expropriation of the Twangiza Property from Banro. Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of Banro’s gold assets. On April 19, 2002, the Government of the DRC signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold 100% interest in the Twangiza Property under a revived mining convention that expires in 2027.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

The Twangiza deposit is 800 metres long and is located at the hinge of the Twangiza Anticline. It is underlain by mudstone, siltstones and greywackes which have been intruded along bedding planes by mafic and feldspar porphyry sills. Auriferous sulphides (pyrite and arsenopyrite) occur as dissemination and vein gangue in both the sediments and the feldspar porphyry sills. Sulphide content is greatest at the axial plane of the fold as brittle deformation is greatest due to extension forces from the folding.

All fieldwork undertaken during Banro’s 1997-1998 Exploration Program has been determined to be compliant with National Instrument 43-101 (hereafter NI 43-101). The mineral resource study completed in 1998 was updated in April 2003 to conform to the reporting standards of NI 43-101 and to incorporate the removal of the oxide horizon, which has occurred during the intervening period between 1998 and April 2003. The mineral resource estimate for the Twangiza Property is listed in the table below utilizing a range of cutoff grades and covers both oxide and non-oxide material. This resource estimate is taken from the technical report of CME Consulting Ltd., dated April 30, 2003 and titled “Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo”. No change has been made to the resource estimate as a result of the exploration programme between October and December 2005.

2003 Resource Estimate for the Twangiza Deposit

Cutoff Grade	Measured		Indicated		Measured + Indicated		Inferred

Au/gt	Tonnes	Au g/t	Tonnes	Au g/t	Tonnes	Au g/t	Tonnes	Au g/t

0.5	2,862,000	2.98	51,500,000	1.39	54,362,000	1.47	39,156,000	1.32
1.0	2,601,000	3.20	27,785,000	1.95	30,386,000	2.06	19,241,000	1.90
2.0	1,782,000	4.03	8,991,000	3.10	10,773,000	3.26	6,215,000	2.93
3.0	1,190,000	4.79	3,666,000	4.05	4,856,000	4.24	1,904,000	4.10
4.0	767,000	5.49	1,344,000	5.11	2,111,000	5.25	781,000	5.13
5.0	492,000	6.04	567,000	6.07	1,059,000	6.06	312,000	6.15

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

At a 0.5 g/t Au cutoff, an estimated 1,348,000 tonnes of the oxide resource (measured plus indicated) was determined to have been removed between 1998 and 2003.

After the Congolese authorities gained control of the Twangiza area in mid- September 2005 Banro mobilized a field team in mid- October 2005 and started the exploration programme simultaneously.

The objectives of the current exploration programme are, (1) to convert the remaining Inferred Resource as outlined in the 1997-1998 drill programme into the Measured and Indicated categories, and, (2) to define further Inferred and Indicated resources through a programme of soil geochemistry, trenching, geological mapping and a drill programme.

By the end of 2005 a total of 84.92 line kilometres of gridding had been completed, and in addition 1,976 soil geochemical, 482 trench, and 153 chip/channel samples had been collected.

The soil geochemical programmed has defined a robust gold-in-soil anomaly to the immediate north of the known Twangiza deposit that is some 880 metres long and 450 metres wide. Geological mapping of trenches and artisanal workings indicate that the geological setting and controls of mineralization are the same as those of the known Twangiza deposit.

In the table below the following mineralization has been intersected in the trenching programme in 2005.

Significant trench intersections on the Twangiza Property

PROSPECT	TRENCH No.	FROM	TO	LENGTH	GRADE

		(metres)	(metres)	(metres)	(g/t)

Twangiza	TWT-1	15.5	22.5	7.00	1.16
		37.3	71.0	33.70	5.15
		82.0	93.0	11.00	5.97
		109.0	125.0	16.00	1.60

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

PROSPECT	TRENCH No.	FROM	TO	LENGTH	GRADE

		(metres)	(metres)	(metres)	(g/t)

Twangiza	TWT-2	52.0	62.0	10.00	2.51
		69.6	73.0	3.40	2.00

Twangiza	TWT-5	0.0	4.0	4.00	3.52
		10.0	26.0	16.00	3.14

Lukungurhi	TWT-3	11.0	17.0	6.00	1.53
		140.0	141.8	1.80	2.47
		146.0	154.0	8.00	1.50

Lukungurhi	TWT-4	19.5	29.5	10.00	16.06

The field exploration work undertaken by Banro during 2005 to date is compliant with NI 43-101.

The historical data for the Twangiza Property indicates good potential for adding significant resources to the already defined multi-million ounce gold resource, associated with the Proterozoic sediments of the Kibaran Metallogenic Province (KMP). The gold mineralization is interpreted to be related to the same suite of intrusions responsible for the widespread Sn and W mineralization in the KMP. This class of gold deposit has been recognised in many parts of the world, and is known to have the potential for hosting world-class resources.

The sediments and the intrusive feldspar porphyry sills at the Twangiza deposit have been folded into a tight upright fold. The feldspar porphyry intrusives appear to have undergone brittle deformation prior to the mineralizing hydrothermal event, most likely when the sediments were folded. Structures and mineralized hydrothermal fluids are believed to have exploited the contact between the feldspar porphyry intrusives and sediments.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

The upright tightly folded anticlines have been affected by a cross-folding resulting in a dome and basin fold pattern. The Twangiza deposit is believed to represent a domal feature as mineralization appears to plunge both to the north and south.

The mineralization controls are interpreted to be:

•	Lithological, with the brittle and more chemically reactive feldspar porphyry intrusives hosting the majority of the mineralization. Mineralization is hosted in the sediments but to a lesser extent.

•	Folding in that the intrusives appear to have been emplaced prior to the folding event as they are folded themselves. The folding has resulted in brittle deformation of the intrusives which has resulted in a favourable plumbing system.

•	Shearing, with the contact between the sediments and intrusives being sheared resulting in favourable fluid path.

It is recommended that the exploration programme for 2006 should focus on the following:

•	Continue with the soil sampling programme to define extension of known mineralization as well as areas of new mineralization.

•	Diamond drilling to test soil geochemical anomalies in order generate additional Inferred resources.

•	Diamond drilling to upgrade Inferred Resources to the Indicated category.

•	Completion of a scoping study to provide preliminary indications of the economic viability of the Indicated Resource.

•	Commencement of a regional exploration elsewhere in the Twangiza project area, through the use of remote sensing, stream sediment sampling and soil geochemistry.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

2.0     INTRODUCTION

2.1     SCOPE OF WORK AND TERMS OF REFERENCE

This technical report represents a review of the Twangiza Property located in the South Kivu Province, Democratic Republic of the Congo. This report has been prepared by Banro pursuant to the requirements of NI 43-101 in connection with the filing by Banro of its annual information form relating to fiscal 2005. This report is intended to conform to Form 43-101F1.

No exploration work was carried out on the Twangiza Property between 1998 and October 2005.

In October 2005 a field camp was established and a gridding, soil geochemical programme, mapping of artisanal workings and trenching programme was initiated.

Certain of the information in this report was obtained from historical data as compiled in the technical report of CME Consulting Ltd., dated April 30th, 2003 and titled “Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo” (hereafter the 2003 CME Report).

The “qualified person” (as such term is defined in NI 43-101) responsible for the preparation of this report is Michael B. Skead, P. Geo., Vice President, Exploration of Banro. Mr. Skead has visited the Twangiza Property on several occasions from October to December 2005 and reviewed the technical data at month end technical meetings. The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by Banro’s geological staff based in Bukavu, DRC under the supervision of Mr. Skead.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

3.0     PROPERTY DESCRIPTION AND LOCATION

3.1      LOCATION AND AREA OF PROPERTY

The 1,164 square kilometre Twangiza Property is made up of six exploitation permits and is located in the South Kivu Province of the Democratic Republic of the Congo (“DRC”), 35 kilometres west of the Burundi border and 45 kilometres to the south of Bukavu (Figures 1, 2, 3 & 4).

In January 1996, Banro Resource Corporation’s (now Banro Corporation, “Banro”) wholly-owned subsidiary, African Mineral Resources Inc. (“AMRI”), in conjunction with its joint venture partner Mines D’Or du Zaire (“MDDZ”), completed the purchase of the outstanding privately held shares of La Societé Minière et Industrielle du Kivu SARL (“SOMINKI”). The joint venture partners controlled 72% (AMRI — 36%, MDDZ — 36%) of SOMINKI, with the remaining 28% held by the Government of Zaire (DRC). Banro subsequently acquired MDDZ’s 36% interest in SOMINKI in December 1996. SOMINKI, a privately owned company, was formed in 1976 as a result of the amalgamation of nine companies including Compagnie Minière Zairoses Des Grand Lacs (“MGL”), and held 10 mining permits covering an area of 238 square kilometres and 47 mining concessions covering 10,034 square kilometres.

In early 1997, Banro, SOMINKI and the government of the DRC ratified a new 30 year mining convention that provided for SOMINKI to transfer its gold assets to a newly created company. Societé Aurifère du Kivu et du Maniema, SARL (“SAKIMA”) was incorporated to acquire the assets of SOMINKI as stipulated in the new mining convention. In addition to this asset transfer, the new mining convention included a ten year tax moratorium from the start of commercial production, the ability to export all gold production, the ability to operate in US currency, the elimination of import duties and title confirmation for all of the concessions.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

The new mining convention provided for Banro to control 93% of SAKIMA with the remaining 7% held by the Government of the DRC as a net carried interest.

In July 1998, President Laurent D. Kabila issued presidential decrees which, amongst other things, effectively expropriated SAKIMA’s gold assets (Banro, 1998a). As a result of these actions, Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of the Banro’s gold assets (Banro, 1998b).

In April 2002, the Government of the DRC formally signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Twangiza Property under a revived mining convention which expires in March 2027 (subject to extension under the new Mining Code) (Figures 3 & 4).

The potentially significant environmental issues in the area of the Twangiza Property may have been caused by past and current artisanal activities. Artisanal miners use the local streams to wash alluvial gravels and crushed ore, and use mercury in some cases to extract the gold. Banro in November 2005 commissioned an independent group, Congo Environmental and Mining Consulting to undertake an independent environmental baseline survey of the activities of the artisans and the impact of past mining activities in all of Banro’s four project areas, Twangiza, Kamituga, Lugushwa and Namoya. The objective of the survey was two fold:

•	To establish current environmental issues and allow the definition of environmental liabilities associated with any new mining operation.

•	To meet the objectives spelt out in the mining convention.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

4.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRA-STRUCTURE AND PHYSIOGRAPHY

4.1     TOPOGRAPHY, ELEVATION AND VEGETATION

The Twangiza Property is located on the western edge of the African Rift Valley. The area is mountainous with deeply incised valleys. Elevation ranges from 1500 metres to 2000 metres above sea level. Vegetation in the area is typically alpine grassland, with groves of cypress and eucalyptus.

4.2     ACCESSIBILITY

Bukavu, the capital city of South Kivu Province is some 45 kilometres north of the Twangiza Property (Figures 2 and 3). Bukavu has an international airport, Kavumu. There are commercial flights between Bukavu and Goma (North Kivu), Kindu (Maniema), Nairobi – Kenya, Mwanza – Tanzania. There are two commercial ferries on Lake Kivu between Goma — North Kivu and Bukavu that run daily.

The Twangiza Property is accessed by a dirt road from Bukavu that is some 85 km long and takes between four and four and half hours to complete the journey. The property is also serviced by a helicopter and the journey between Bukavu and Twangiza is some eighteen minutes.

Until October 2005 there were no Congolese authorities, Local Government Administrator, police and/or integrated national army in control of the Twangiza area. The above mentioned government authorities were installed in late September 2005 which resulted in increased security of the area. Banro mobilized field staff to Twangiza in mid- October 2005.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

4.3     INFRASTRUCTURE

The Twangiza Property is remotely located and no ready supply of exploration services or equipment is available. The local workforce consists primarily of subsistence farmers and artisan miners. The country does have a long history of mining and a reasonably qualified workforce could be developed from other areas.

No exploration or mining infrastructure is located on the Twangiza Property. Banro established an exploration camp on the property in mid-October 2005.

4.4     CLIMATE

The climate is tropical to sub-tropical with an average annual rainfall that exceeds 2,000 mm, the wettest period being from September to December. Rainfall occurs as soft lengthy rain in mid- to late afternoons as well as short violent thunderstorms. Temperatures vary from below 10 ºC in the evenings to between 15 °C to 25 ºC during the day.

5.0     HISTORY

History of past exploration activity on the Twangiza Property is set out in the 2003 CME Report. A copy of the 2003 CME Report can be obtained from SEDAR at www.sedar.com.

6.0     GEOLOGICAL SETTING

6.1     REGIONAL GEOLOGY

The regional geology is taken from the 2003 CME Report.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

The Twangiza Property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world’s principal Precambrian orogenic-metallogenic provinces (Figure 6). It consists of five spatial trends that were built during seven cycles. The oldest trend in the province is represented by the 2.2 Ga Transvaal sediments. The youngest trend is the Katangian geosyncline formed more than 500 Ma ago.

The Great Lakes sub-province extends 1,500 kilometres in a north-south direction from lake Victoria to Kolwezi; and 500 kilometres east-west between the Congo and Luala Rivers and the Great Lakes. The oldest rocks of the Kivu-Maniema Region are sediments belonging to the Ruzizian Series (Bontemps, 1983). These sediments were folded during the Ruzizian Orogeny (2.1 Ga) and intruded by granitic stocks localized in anticlinoria and gneissic and migmatitic contacts. A phase of erosion and sedimentation deposited shale, conglomerate, quartzite and sandstone belonging to the Burundian Series which was deformed during the Kibarian/Burundian Orogeny (1.3 Ga) (Figure 6). Calc-alkaline granites were again intruded in anticlinoria.

The Kivu-Maniema Region is predominately underlain by Precambrian schists intruded by granites. Metabasites interbedded with schists and dolerite occur along the periphery of the batholiths and stocks. Most of the tin, tungsten and columbite-tantalite deposits of the region are related to post-tectonic granitic batholiths and stocks, while the gold deposits occur in the synclinoria between the granites. One of the tin mineralization belts is located to the western side of the province. The belt extends from Tshamaka through Punia-Kalima-Moga and south to Kampene. An eastern tin belt follows the contact of the Kasese batholith in the Lulingu and Ona Districts.

A west-northwest trending gold belt that connects Kima with Shabunda occurs between the tin belts. The gold belt separates into two branches with the eastern branch passing through the Lugushwa and Kamituga Districts and the western branch bifurcating southeast of the batholith into the Namoya District. Just west of the Great Lakes is a very long and narrow gold belt, which trends east-west in its northern portion, in the Kilo-Moto Area, near the

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

Congo/Sudan border and then south along the Great Lakes to Katanga. The Twangiza deposit is located within this belt (Watts et al, 1989).

6.2     PROPERTY GEOLOGY

The Mufwa-Bugoy-Twangiza Area is divided geologically into three parts, the Kaziba Area, the Twangiza-Bugoy Area and the Birala-Tshondo-Mufwa Area (Figure 7). The Kaziba Area is characterized by a sequence of sedimentary rocks deformed to a composite syncline trending northwest-southeast. The stratigraphic section is composed, from bottom to top of a base conglomerate then black shale passing up into an interlayered sequence of shale, quartzite and conglomerate (Villeneuve, 1977).

The Twangiza-Bugoy Area is underlain by a sedimentary sequence of shale, mudstone, siltstone, minor greywacke and arkose, and intraformational conglomerate. The succession is bounded by conglomerate formations on the east and west sides. This sequence was folded into a composite anticline (Twangiza Anticline) then intruded by intermediate to mafic sills and modified by sub-parallel shear zones and numerous faults (Figure 5).

7.0     DEPOSIT TYPES

The primary gold mineralization currently under investigation at the Twangiza Property (and Banro’s other properties) is considered to be of the intrusion-related, tungsten/tin-associated type, as described by, for example, Thompson et al. 1999 and Baker, 2005. This class of magmatic-hydrothermal deposits occurs within magmatic provinces best known for tungsten and/or tin mineralization, examples from various parts of the world including:

(a)	Tintina Gold Province, Yukon & Alaska

•	Donlin Creek (28 Moz Au)

•	Fort Knox (5 Moz Au)

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

•	Pogo (5 Moz Au)

•	Dublin Gulch (2 Moz Au)

•	Shotgun (1 Moz Au)

•	Brewery Creek (1 Moz Au)

(b)	Tasman Fold Belt, Australia

•	Kidston (5 Moz Au)

•	Timbarra (0.5 Moz)

(c)	Altaid Orogenic Collage, Central Eurasia

•	Vasilkovskoye (9 Moz Au)

•	Zarmitan (11 Moz Au)

•	Jilau (2 Moz Au)

•	Muruntau (127 Moz Au?)

(d)	Others

•	Mokrsko, Czech Republic

•	Salave, Spain

•	Kori Kollo, Bolivia

This deposit type contains a metal suite that includes some combination of bismuth, tungsten, arsenic, tin, molybdenum, tellurium and antimony, and contrasts with that found in the more widely-developed gold-rich porphyry copper deposits. They are located on cratonic margins, or within continental collisional settings, and are related to felsic domes, stocks and plutons of intermediate oxidation state (both magnetite and ilmenite series).

Intrusion related gold deposits occur in a number of forms, including:

•	Sheeted quartz veins and veinlets

•	Flat quartz veins

•	Quartz breccias and stockworks

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•	Disseminated to greisen

•	Dyke/sill hosted veinlets

The mineralization may occur within the intrusive body itself, and/or more distally (1-3 km) from the intrusion.

The balance of this section of the report is taken from the 2003 CME Report.

The Twangiza deposit is a structurally and lithologically controlled hydrothermal gold deposit. The primary control is structure, which is related to the axis of the Twangiza Anticline with secondary control related to lithological units and contacts.

The Twangiza deposit is comprised of a relatively unaltered, folded sedimentary sequence of mudstone, siltstone and greywacke intruded by an intercalated sequence of albite-dolomite and chlorite-actinolite-carbonate altered intrusive sills. The marine sediments were probably laid down in moderate to shallow water depths where the basin was either distal from the sedimentary source or in an area with a low influx of clastic material. Sedimentary structures include normal graded-bedding, soft sediment deformation features (ripple marks, flame structures, load casts, rip-up clasts) and disrupted bedding (CME, 1998).

Intrusions into this sedimentary pile were a relatively passive and probably a shallow level event that had minimal structural and metamorphic effect on the surrounding sediments. The intrusive sills pinch and swell along bedding causing minor bedding displacement. Contact metamorphism consisted of bleaching and silicification along narrow widths of the contacts. The intrusive sills are mapped as having two different phases, a mafic porphyry phase and a feldspar porphyry phase. The mafic and feldspar porphyry mineral assemblages have been attributed to the spilite-type of alteration which in recent research has been linked to sea-floor metamorphism of basaltic sequences (Yardley, 1997).

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The mafic porphyry phase appears to predate and be replaced by the feldspar porphyry phase and may represent a sequence of an initial isochemical metamorphism of the hornblendite to mafic porphyry followed by a metasomatic metamorphism of the mafic porphyry to feldspar porphyry. The feldspar porphyry is observed as dominating the areas around veins, fractures and contacts with the sediments and texturally appears to invade the mafic porphyry. Whole rock analysis classifies this unit as a gabbro. The gabbro is further defined as olivine norite and olivine gabbronorite based on relative abundance of hypersthene and diopside.

The albite-dolomite altered phase of the feldspar porphyry gives the sills a more brittle character and coupled with the hydrothermal alteration of the immediate overlying sediments, the continued folding of the rock units developed extensive fracturing and brecciation on the upper intrusive/sediment contacts. Whole rock analysis classifies these rocks as feldspathoid gabbro and feldspathoid monzogabbro. Based on field observation, mapping, logging, petrological and whole rock chemical studies, the porphyry (feldspathoid gabbro) can be evolved from the mafic porphyry (gabbro) through crystal fractionation (CME, 1998).

During the folding, two stress regimes further fractured the anticline structure. One stress regime involved radial fracturing perpendicular to bedding and striking along the anticline axis with the maximum intensity within the axial plane zone. The second regime is represented by the east-west trending left-lateral faults dissecting the anticline into larger blocks with variable vertical and horizontal throw (CME, 1998). Alteration and auriferous hydrothermal fluids are directed by east-west faults, and bedding planes. As a result, auriferous zones occur as crescent-shaped sheets or lenses of mineralization located preferentially in the upper side of the sills, prominently at the anticlines, which are in turn crosscut by mineralized veins or veinlets. The expected pattern of mineralization would be that of a stockwork that is most intense at the axial plane of the anticline where the densest pattern of fractures occur and at the junction of the east-west faults. The mineralization would then gradually diminish down dip along the limbs (CME, 1998).

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8.0     MINERALIZATION

The description of mineralization types on the Twangiza Property is taken from the 2003 CME Report.

Gold mineralization encountered in the Twangiza Area occurs within albite-carbonate-quartz sulphide veining and associated sulphide (pyrite and arsenopyrite) disseminations in both the feldspar porphyry sills and the sedimentary rocks of the axial plane of the Twangiza Anticline (CME, 1998).

Table 1, taken from CME (1998), and includes the findings of the petrographic studies, illustrates the relative sequence of the hydrothermal auriferous vein mineralogy at the Twangiza deposit and is summarized below:

•	small to medium quartz veins and micro-breccia intrude the rocks with low percentages of pyrite and general paucity of arsenopyrite,

•	small to medium quartz-pyrite-arsenopyrite (partly as massive sulphides) veins and breccia intrude often forming the centre with gangue in the selvages,

•	medium to large ankerite/dolomite dominated veins with variable amounts of sulphides and quartz. This stage of veining may have two sub-stages where a fine to medium (1 millimetre to 3 centimetres) crystalline yellow-brown ankerite(?) predates the coarser (1 to 4 centimetres) pale grey-brown to cream coloured to translucent dolomite. Quartz veining can occur before, during and after these carbonate stages.

The intensity of the second and third stage veining increases at proximity to the intrusives with patches and bands of massive sulphides and disseminations of sulphides in the host sediments particularly adjacent to the veins and breccia. The ratio of vein thickness to disseminated sulphides width is of 1:15 (i.e. a 1 centimetre thick vein would have 15 centimetres of disseminated sulphides on each side).

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Table 1:     Fracturing and Mineral Paragenesis

-------------------------------------------------------------------------------------------------------------
                                 early                           ->                        late
Fracturing                        - -------------------  -----------------   --------------------- -- -- -- -
Vein Carbonate                            - -- --------  ---------- --- --   -- -- - --
Vein Sulphide                             -- - --------  -----------------   ---------------------- -- - - -
Disseminated Sulphide                      - ----------  -----------------   -------------------- -- -- - - -
Quartz                             - -- --------- -- --  - -                       - -- ----------- ---
Silicification                   --- ------ -                                        - -- --- -- - -
-------------------------------------------------------------------------------------------------------------

Veining shows one progressive mineralogy in all lithologies although the frequency of veining is higher in the more competent and hence more brittle feldspar porphyry phase and hydrothermally altered sediments. The progression of major vein assemblages is albite-ankerite followed by dolomite-quartz then finished with quartz-dolomite (the major mineral listed first). There is commonly overlap between the stages and volumetrically dolomite-quartz then quartz-dolomite is the more significant. Calcite also appears to be a late stage vein mineral but occurs almost exclusively in the mafic porphyry. Rare occurrences of vein minerals include ilmenite, anhydrite, laumontite, barite, realgar, scorodite, sphalerite(?), siderite, a pale greenish-yellow mica-like mineral and a gun-metal blue to very dark grey coating on pyrite (covellite? argentite?) represent the latest stage crystallization or alteration products of previous minerals such as siderite after dolomite.

9.0     EXPLORATION

The exploration on the Twangiza Property has been divided into historical exploration and that carried out in late 2005.

9.1     HISTORICAL EXPLORATION

Historical exploration on the Twangiza Property has been taken from the 2003 CME Report.

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There have been three historical major field exploration programs on the Twangiza Property.

The first was between 1957 and 1966 by MGL and consisted of the driving of approximately 12,100 metres of adits and 8,200 metres of trenches at the Twangiza deposit. A total of 17,400 samples were collected at two metre intervals from both the trenches and adits.

Secondly, from 1974 to 1976, Charter Consolidated Limited undertook an evaluation program of the Twangiza Area in order to verify the results obtained by MGL and to look for possible extensions of the deposit. Soil sampling was conducted over a 4.6 square kilometre area to the north of the Twangiza deposit. Anomalous soil samples were tested by 11 pits, 6 trenches and 5 adits. Work also included the re-sampling of three MGL adits (Levels 2100, 2130, and 2220).

The third, and most recent historical program was undertaken by Banro between August 15, 1997 and April 15, 1998 within the Twangiza Area. The program was managed by CME and consisted of:

•	topographical surveying (31.65 square kilometres),
•	LANDSAT acquisition and interpretation,
•	helicopter-supported magnetic airborne surveying (10,490 line-kilometres),
•	geological mapping and rock sampling of the Twangiza Area (2,161 samples),
•	geological mapping and channel sampling of 16 adits (1,613 samples),
•	diamond drilling (20 holes, 9,122 metres, 8,577 samples),
•	density testing,
•	petrographic studies; and
•	resource estimation.

All exploration work was completed prior to the implementation of NI 43-101. Work that conforms to this instrument is discussed in the 2003 CME Report.

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Work and results presented in this Section, unless otherwise referenced, were taken from CME (1998).

9.1.1     LANDSAT ACQUISITION AND INTERPRETATION

LANDSAT studies were carried out by R. Eyers of the Remote Sensing Group at the Imperial College, London, England, between July and August 1997, and by P.J. Mason in September 1997 as part of the 1997-1998 Exploration Program. The work involved the assessment, acquisition, processing and interpretation of digital satellite image data, followed by the production of high resolution photo-written image products for an area covering 60,000 square kilometres between latitude 2°30‘S and 4°30‘S and longitude 26°30‘E and 29°30‘E.

9.1.1.1     INTERPRETATION

The Twangiza Property lies on a complex north-south trending structure composed of a number of curvilinear segments which trend toward northwest-southeast and northeast-southwest orientations away from the axis. There are also many smaller scale northwest-southeast faults cross-cutting this structure possibly representing a relict rift structure. The resultant terrain is rugged and there is some indication of gross lithological banding with a northeast-southwest strike.

9.1.2     AIRBORNE MAGNETIC SURVEYING

The airborne magnetic survey was conducted by High Sense Geophysics (now Fugro Geophysics) of Harare, Zimbabwe during the 1997-1998 Exploration Program. The purpose of the airborne survey was to assist in outlining additional targets for further studies. The survey was to provide high resolution magnetic maps, suited for anomaly definition, detailed structural evaluation and identification of lithological trends. All magnetic, positioning, and altimeter data were recorded in a digital format.

20

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9.1.2.1     ACQUISITION AND PROCESSING

The survey was flown between October 17, 1997 and March 17, 1998 and covered five of the six Twangiza permit areas (PE40, PE41, PE42, PE43 and PE44). A total of 10,490.8 line-kilometres of total field magnetic data was collected, processed and plotted on-site. The survey lines were oriented 045° with a spacing of 200 metres and the tie-lines oriented 135° with a spacing of 2,000 metres with a nominal terrain clearance of 100 metres and a nominal airspeed of 100 kilometres/hour. The magnetic readings were recorded every 0.1 seconds rendering a lateral measurement spacing of 2.8 metres.

9.1.2.2     INTERPRETATION

The Twangiza deposit is characterized by a high magnetic field adjacent to a large low magnetic anomaly to the north and a smaller low anomaly to the southwest. The large low magnetic anomaly is 3 kilometres wide and 5 kilometres long. The smaller one is elongated in shape, 0.5 by 1.2 kilometres in size and oriented at a direction of 135°. These magnetic lows may represent an underground intrusive which is the fluid and/or heating source for the gold mineralization as well as a source of the porphyry sills at the Twangiza deposit. This conclusion is supported by the following two observations:

1.	Approximately five kilometres to the south of the Twangiza deposit, a 2.5 by 15 kilometre magnetic low area is in direct contact with a magnetic high and is coincident with a large granite body mapped by SOMINKI (Fiocchi, 1989).
2.	Several granite dykes were observed during the Phase I Program in three localities to the west of Bugoy with some of them hosting cassiterite-bearing quartz veins. These dykes are coincident with a 1.2 by 8 kilometre magnetic low anomaly.

The Bugoy Region, which hosts anomalous gold values from albite altered feldspar porphyry sills, is coincident with a magnetic anomaly that is similar to the type of anomaly found at the Twangiza deposit.

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9.1.3     REGIONAL SURFACE MAPPING AND SAMPLING

The regional mapping program during the 1997-1998 Exploration program covered approximately a 38 square kilometre area extending 2.6 kilometres to the south of the Twangiza deposit and to 5.2 kilometres to the north, ending at the headwaters of the Kadubu and Namonana (Monana) Rivers. The 1 to 5 kilometre wide mapping area is bounded both to the east and the west by north-south trending conglomerate units. A total of 1,057 samples were collected and processed at the on-site Sample Preparation Laboratory (Prep Lab) and then and sent to Acme Analytical Labs in Vancouver, Canada to be analyzed for gold by 1 AT (assay ton, 29.84 grams) fire assay and for 30 elements by ICP.

Regional mapping visited 17 showings and/or artisan workings along the Twangiza Anticline and two showings on the Mwana Anticline to the west. Analytical statistics from the regional sampling are shown in Table 2 with significant gold results shown in Table 3 and in Figure 5.

Table 2: Regional Sampling Analytical Statistics

	Gold (g/t)

No. of Samples	Minimum	Maximum	Mean	Std. Dev.

1041	0.01	54.79	0.39	2.68

Table 3: Regional Sampling Analytical Highlights

Showing Name	Gold Grade (g/t)	Sample Type

Twangiza Anticline
Maimai	3.34	Grab
Twangiza West	4.36	Grab
Muhona	3.22	Grab
Gakero	0.81	Grab
Namihini	3.29 over 10 metres	Channel
Namihini East	2.58 over 10 metres	Channel
Lukungurhi	8.55	Grab
Kahimbi	54.79	Grab
Kabinugu	4.61	Grab
Chijabu	15.43 over 2 metres	Channel
Kadumwa	5.43 over 2 metres	Channel

Showing Name	Gold Grade (g/t)	Sample Type

Kashegeshe	2.23	Grab
Chikunda	0.90	Grab
Lukugurha	0.25	Grab
Kasima	1.08	Grab
Kishimpale	18.48	Grab
Mwana Anticline
Kagohwa	0.49	Grab

9.1.4     DETAILED GEOLOGICAL MAPPING AND SAMPLING

At the southern end of the Twangiza deposit, a detailed mapping and sampling program was conducted within the Mwenga Pit, the site of an artisan mining operation. A total of 1,102 channel samples were collected along a grid system established to provide a full coverage of the exposed Twangiza Anticline. Samples were processed at the on-site Prep Lab and then sent to Acme Analytical Labs in Vancouver, Canada to be analyzed for gold by 1 AT fire assay and for 30 elements by ICP.

Analytical statistics from the Mwenga Pit channel sampling are shown in Table 4 with significant composite results shown in Table 5. Individual samples were not capped during the determination of the composite results.

Table 4:   Mwenga Pit Sampling Analytical Statistics

	Gold (g/t)

No. of Samples	Minimum	Maximum	Mean	Std. Dev.

1041	0.01	54.79	0.39	2.68

Table 5:	Significant Composite Channel Sample Results, Mwenga Pit

Showing Name	Gold Grade (g/t)	Sample Type

Twangiza Anticline
Maimai	3.34	Grab
Twangiza West	4.36	Grab
Muhona	3.22	Grab
Gakero	0.81	Grab
Namihini	3.29 over 10 metres	Channel
Namihini East	2.58 over 10 metres	Channel
Lukungurhi	8.55	Grab
Kahimbi	54.79	Grab
Kabinugu	4.61	Grab
Chijabu	15.43 over 2 metres	Channel
Kadumwa	5.43 over 2 metres	Channel

Showing Name	Gold Grade (g/t)	Sample Type

Kashegeshe	2.23	Grab
Chikunda	0.90	Grab
Lukugurha	0.25	Grab
Kasima	1.08	Grab
Kishimpale	18.48	Grab
Mwana Anticline
Kagohwa	0.49	Grab

9.1.5     PETROGRAPHIC STUDIES

To better understand the origin and mode of formation of the Twangiza deposit, petrographic studies were conducted at the conclusion of the 1997-1998 field program. Whole rock analysis, completed by ACME Labs, was used to identify the original host rock before alteration. Both thin and polished sections, undertaken by Dr J. F. Harris of Vancouver Petrographics Ltd., were used to confirm mineral identification and to define the relationships of the host rocks, alteration and the veining. The polished sections were used to identify the sulphide mineralogy and to identify the mode of occurrence of the native gold, which will be necessary for future metallurgical testing.

9.1.6     DIAMOND DRILLING

Diamond drilling described in this section was undertaken during the 1997-1998 exploration programme and is taken from CME (1998).

A total of 9,122.0 metres of HQ and NQ diamond drilling in 20 holes was completed between September 4, 1997 and March 9, 1998 (Table 6). Drilling tested an 800 metre long zone of mineralization within the hinge of the Twangiza Anticline with two drill patterns. Firstly, four drill holes (TW97-01, 04, 07 and TW98-10) were drilled parallel to the axial plane and across the plunge of the anticline to cross the stratigraphy at the hinge. Secondly, 16 drill holes were drilled perpendicular to the axial plane. Eight holes were oriented from west to east with the remaining eight holes from east to west to obtain a cross-section through both limbs and the hinge.

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Due to technical problems (caving in the hole) holes TW97-02, -02A and TW98-17, were stopped short of their target when they encountered intensely broken ground. Drill hole locations in plan view are shown in Figure 8. A cross section through the centre of the deposit is presented in Figure 9.

An A-Star 350 B2 helicopter (owned and operated by Northern Mountain Helicopters) was used for the moving of drills, materials and personnel from site to site. The diamond drilling was performed by Rosond International Limited of South Africa utilizing two Longyear 38 drill rigs with a maximum depth capability of 600 metres with NQ core barrel and rods.

All drill hole collars were surveyed with a Sokkia SET4100 Total Station. Drill hole collar azimuths were established at surface by using hand held compasses. Down hole surveying of drill holes utilized a Sperry Sun Single Shot instrument, which measures both azimuth and dip.

Diamond drill hole specifications completed in the 1997/1998 programme are outlined in Table 6. A borehole trace plan of drill holes is shown in Figure 8.

Table 6:   Diamond Drill Hole Specifications

Hole No.	Northing (UTM)	Easting (UTM)	Elev. (m)	Az (°)	Dip (°)	Depth (m)	Number of Samples

TW97-01	9682015.78	693702.08	2236.72	347	-45	367.30	325

TW97-02	9682243.33	693812.39	2290.64	243	-48	178.00	132

TW97-02A	9682243.33	693812.39	2290.64	243	-48	240.50	119

TW97-03	9682242.98	693812.57	2290.63	238	-50	520.50	491

TW97-04	9682140.59	693631.81	2195.59	342	-55	580.00	575

TW97-05	9682504.81	693679.78	2326.96	253	-50	603.00	554

TW97-06	9682682.04	693577.77	2328.66	253	-56	590.00	563

TW97-07	9682573.89	693489.90	2277.39	355	-70	477.00	472

TW97-08	9682405.13	693437.30	2189.64	73	-50	500.00	500

TW97-09	9682216.42	693375.17	2156.28	73	-50	558.00	551

TW98-10	9682486.17	693531.03	2253.33	350	-70	235.00	219

TW98-11	9682041.14	693466.49	2163.69	73	-50	518.50	509

TW98-12	9682629.01	693349.05	2225.35	80	-45	401.00	395

TW98-13	9681957.95	693555.10	2168.31	73	-50	460.00	397

Hole No.	Northing (UTM)	Easting (UTM)	Elev. (m)	Az (°)	Dip (°)	Depth (m)	Number of Samples

TW98-14	9682330.75	693404.05	2173.57	73	-50	564.00	552

TW98-15	9682364.98	693849.58	2326.19	253	-50	601.00	550

TW98-16	9682502.33	693286.16	2155.35	80	-45	555.00	530

TW98-17	9682270.66	693881.42	2325.86	253	-50	208.20	152

TW98-18	9682589.48	693676.73	2325.08	260	-50	559.00	481

TW98-19	9682122.14	693465.29	2161.19	66	-53	506.00	490

				TOTALS		9122.00	8,577

The entire length of each drill hole was sampled, resulting in the collection of 8,577 samples from 9,122.0 metres of drill core. Samples were processed at the on-site Prep Lab and then sent to Acme Analytical Laboratories of Vancouver, Canada to be analyzed for gold by 1 AT fire assay and for 30 elements by ICP. A selected number of samples were sent to Acme to be analyzed for platinum, palladium, rhodium and gold by fire assay. Analytical statistics for gold in drill core is presented in Table 7.

Table 7: Drill Core Sampling Analytical Statistics

	Gold (g/t)

No. of Samples	Minimum	Maximum	Mean	Std. Dev.

8,557	0.01	310.28	0.91	4.01

9.1.6.1     GEOLOGY

Diamond drilling confirmed the Twangiza deposit is comprised of a folded sedimentary sequence of mudstone, siltstone and greywacke intruded by an intercalated sequence of chlorite-actinolite-carbonate and albite-dolomite altered mafic and feldspar porphyry sills. Sedimentary structures include normal graded-bedding, soft sediment deformation (ripple marks, flame structures, load casts, rip-up clasts) and disrupted bedding probably caused by bioturbation.

The intrusion shows minimal structural and metamorphic effect on the surrounding sediments. The sills pinch and swell along bedding and only occasionally cause displacement of the bedding. The minor hydrothermal alterations (bleaching and

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silicification) at the contacts were overshadowed by the later alteration phases of the intrusive unit and the hydrothermal system accessing the anticline fracture and fault network.

9.1.6.2     MINERALIZATION AND RESULTS

Gold occurs intimately with sulphide mineralization in albite-ankerite and dolomite-quartz veins and with disseminated sulphides mainly in the albite-altered sills, but also in the sediments (Figure 9).

Visible gold is relatively rare in drill core and has been visually identified in three places. Two of the three observed grains of native gold occur in veins against a pyrite crystal in TW97-04 and inside a grouping of pyrite and arsenopyrite grains in TW97-09. In polished sections examined by either by reflective microscopy or by scanning electron microscope (SEM), fine grained gold, 1 to 35 microns, generally occurs at the grain boundary of the sulphides or along fractures within the sulphide grains.

Assay results have shown a consistent correlation of gold to sulphides (pyrite and arsenopyrite) and often increased values with heightened sulphide mineralization. Sulphides occur as disseminations and vein gangue in both the sediments and the feldspar porphyry phase of the sills but are present in the mafic porphyry phase only as a minor accessory, usually 1% or less, and has pyrrhotite often replacing pyrite. As a consequence of the sulphide-gold relationship the mafic porphyry phase as a unit is non-auriferous and typically has gold results below 0.10 g/t. High gold values within the mafic porphyry phase are a result of isolated cross cutting veining.

In the sediments, disseminated sulphides preferentially invade the less argillaceous siltstones and silty mudstones, particularly in the coarser lower sections adjacent to veins and fractures. Load casts and other soft sediment deformation features are also susceptible to this mode of sulphide emplacement. Porosity, permeability and fracturing due to higher competence of the siltstones are likely mechanisms for the invasion of the mineralizing

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fluids.     Where cut by veins, the dissemination can intensify locally. Sulphide replacement of sediments is more common in the fragments included in the larger veins and brecciated sections.

The feldspar porphyry phase typically has 1 to 5% disseminated sulphides which also intensifies locally around the veins. Occasionally sulphides pervade so strongly as to replace the host rock and produce layers or sections of disseminated massive sulphide. Sulphides also form a widely variable percentage of the veins but in the highly mineralized zones, most notably the axial plane zone, pyrite and less frequently arsenopyrite can form massive monomineralic sulphide veins. The arsenopyrite to pyrite ratio ranges from 1:5 to 3:5 and though the gold to sulphide relationship is direct, there is no direct correlation between gold and arsenopyrite.

The frequency of veining is higher in the more competent and hence more brittle feldspar porphyry phase and hydrothermally altered sediments. The progression of major vein assemblages is albite-ankerite followed by dolomite-quartz then quartz-dolomite. There is commonly overlap between the stages and volumetrically dolomite-quartz then quartz-dolomite are the more significant. Calcite also appears to be a late stage vein mineral but occurs almost exclusively in the mafic porphyry. Rare occurrences of vein minerals include ilmenite, anhydrite, laumontite, barite, realgar, scorodite, sphalerite(?), siderite, a pale greenish-yellow mica-like mineral and a gun-metal blue to very dark grey coating on pyrite (covellite? argentite?) represent the latest stage crystallization or alteration products of previous minerals such as siderite after dolomite.

The presence of considerable disseminated pyrite in the siltstones with no apparent source from veining or other hydrothermal source suggests primary sulphide deposition.

Tables 8 and 9 present significant intersections from the diamond drilling program. Individual samples were capped at 30 g/t Au prior to the calculation of the composite value. Composite results are presented over core length and true widths.

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The following assumptions were made in determining the true widths:

1.	Constant axial plane strike of 355° for northern drill holes (TW97-5, 6, 8, TW98- 12, 14, 16, 18);

2.	Constant axial plane strike of 333° for southern drill holes (TW97, 2, 2A, 3, 9, TW98-11, 13, 15, 17, 19)

3.	Constant dip of the anticline limbs on either side of the interpreted axial plane (45°W for west limb and 75°E for east limb)

Table 8: Significant DDH Intersections, Cross-Plunge Drilling

Hole No.	Interval			True Width	Gold Grade

	From (m)	To (m)	Length (m)	(m)	(g/t)

TW97-01	63.25	272.00	208.75	196.46	3.49
	319.00	365.00	46.00	42.08	2.46

TW97-04	0.00	36.00	36.00	35.09	3.56
	46.00	92.00	46.00	44.84	2.97
	99.00	127.00	28.00	27.34	2.84
	152.00	188.65	36.65	35.79	1.41
	220.00	258.00	38.00	36.99	2.75
	288.00	338.35	50.35	49.01	2.20
	354.00	392.20	38.20	37.32	1.18
	410.58	440.00	29.42	28.39	2.32

TW97-07	14.00	45.20	31.20	30.82	2.73
	119.00	121.50	2.50	2.47	4.93
	158.95	172.00	13.05	12.90	1.93
	192.00	199.00	7.00	6.92	2.58

TW98-10	23.80	96.00	72.20	71.29	3.57
	140.00	156.00	16.00	15.72	1.43
	164.20	168.00	3.80	3.77	3.71

Table 9: Significant DDH Intersections, Cross-Section Drilling

Hole No.	Interval			True Width	Gold Grade

	From (m)	To (m)	Length (m)	(m)	(g/t)

TW97-02	119.00	143.00	24.00	20.35	1.05
	162.00	165.00	3.00	2.57	1.05

TW97-02A	122.00	142.00	20.00	17.32	1.18
	219.00	240.50	21.50	15.07	1.91

TW97-03	144.00	165.00	21.00	16.77	1.17
	189.00	253.00	64.00	50.16	3.00
	284.00	341.00	57.00	46.11	2.08

Hole No.	Interval			True Width	Gold Grade

	From (m)	To (m)	Length (m)	(m)	(g/t)

	353.00	371.00	18.00	2.68	1.05
	384.45	391.00	6.55	0.97	1.88
	400.00	414.00	14.00	2.08	1.50

TW97-05	21.00	30.00	9.00	7.25	3.35
	44.30	60.00	15.70	12.65	1.49

TW97-05	78.00	131.00	53.00	42.70	2.36
	143.00	166.00	23.00	18.53	1.48
	212.00	283.50	71.50	60.18	1.89
	304.00	322.00	18.00	13.99	1.41
	382.00	394.00	12.00	1.09	2.03
	412.00	429.00	17.00	0.91	2.32
	540.00	545.75	5.75	0.29	4.67

TW97-06	0.00	13.50	13.50	10.03	1.40
	37.50	51.00	13.50	10.03	1.86
	58.50	117.00	58.50	43.46	2.77
	136.00	146.00	10.00	7.44	1.57
	157.00	168.00	11.00	8.18	1.18
	189.80	192.00	2.20	0.44	3.89
	260.00	280.00	20.00	2.88	1.43
	315.90	350.00	34.10	3.94	3.04

TW97-08	3.00	66.00	63.00	62.29	2.00
	72.10	85.00	12.90	12.75	3.04
	93.00	105.00	12.00	11.86	2.22
	220.65	224.10	3.45	1.33	3.24
	364.00	375.00	11.00	4.40	1.17
	390.00	400.00	10.00	4.00	1.06

TW97-09	80.00	90.00	10.00	9.90	2.55
	100.00	104.00	4.00	3.96	3.68
	184.50	191.00	6.50	6.45	2.07
	268.00	275.00	7.00	6.95	1.46
	294.00	309.00	15.00	6.94	2.26
	316.00	362.70	46.70	24.82	2.12
	416.00	427.00	11.00	5.09	1.96
	434.00	444.00	10.00	4.63	2.11

TW98-11	165.00	169.25	4.25	4.19	1.59
	195.50	206.00	10.50	10.34	3.62
	213.00	249.20	36.20	35.64	1.73
	286.00	313.00	27.00	12.86	1.29
	320.00	379.00	59.00	28.11	2.42
	385.00	404.00	19.00	9.05	2.08

TW98-12	101.00	124.00	23.00	22.97	1.90
	151.00	168.90	17.90	9.05	1.19
	222.00	225.00	3.00	1.52	4.97
	293.00	298.00	5.00	2.61	1.87

TW98-13	142.70	160.00	17.30	17.14	1.18
	184.20	242.00	57.80	57.48	2.50
	257.50	275.00	17.50	7.35	1.35

Hole No.	Interval			True Width	Gold Grade

	From (m)	To (m)	Length (m)	(m)	(g/t)

	295.00	334.00	39.00	16.94	3.70

TW98-14	15.00	19.50	4.50	4.44	2.76
	25.50	32.00	6.50	6.41	1.46
	65.00	73.00	8.00	7.88	4.53
	96.50	116.00	19.50	19.20	2.55
	149.00	154.00	5.00	4.91	1.28
	183.00	204.00	21.00	16.09	2.42
	328.00	347.00	19.00	7.76	1.16
	384.00	395.00	11.00	4.59	2.54

TW98-15	186.00	215.50	29.50	22.75	1.21
	318.00	333.00	15.00	12.08	2.58
	347.00	355.00	8.00	6.44	1.81
	370.00	406.00	36.00	29.00	1.62
	439.00	462.85	23.85	19.61	3.26
	474.00	522.00	48.00	35.76	2.53
	528.00	539.00	11.00	0.34	2.15

TW98-16	16.50	21.00	4.50	4.49	1.67
	175.95	178.00	2.05	2.05	2.41
	215.20	233.35	18.15	12.31	2.65
	331.00	334.00	3.00	1.72	1.74

TW98-17	107.00	108.00	1.00	0.79	1.97

TW98-18	67.50	105.00	37.50	30.63	1.53
	185.50	200.50	15.00	12.04	1.43
	252.00	261.00	9.00	7.28	3.46
	279.00	291.00	12.00	9.85	1.23
	319.00	334.00	15.00	12.32	3.02
	362.00	452.00	90.00	4.57	2.03
	459.00	466.40	7.40	0.18	3.07

TW98-19	127.00	150.00	23.00	22.78	1.01
	211.00	240.00	29.00	28.76	1.76
	266.00	335.00	69.00	68.50	2.00
	342.00	356.00	14.00	5.97	1.46
	379.00	412.00	33.00	14.49	2.23

A total of 18 samples were sent to Acme Analytical Laboratories of Vancouver, Canada for analysis for platinum, palladium, rhodium, and gold by fire assay. All samples came from drill hole TW97-07 and returned no significant results.

9.2     RECENT EXPLORATION (October 2005 – December 2005)

Banro recently resumed its exploration programme at Twangiza after the Congolese government had established control and authority in the area in mid- September 2005

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

9.2.1     SOIL GEOCHEMICAL PROGRAMME

        A soil geochemical programme has been designed to test the immediate northern, eastern, western and southern extension of the known Twangiza resource. The soil geochemical grid is 7 kilometres long with the base line orientated along the hinge of the anticline at 350º (Figure 10).

Gold-in-soil geochemical results have outlined a strong, +100 ppb Au, soil anomaly to the immediate north of the known Twangiza resource (Figure 11). This anomaly is approximately 880 metres long and 450 metres wide (Figure 11). The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings.

A 1.5 km long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings (Figure 11).

These gold-in-soil geochemical anomalies occur in areas where there has been no previous artisanal activity and are virgin discoveries to the north of the known Twangiza resource.

9.2.2     TRENCHING PROGRAMME

A trenching programme was initiated to test the gold-in-soil geochemical anomalies and the continuity of mineralization on the northern extension of the Twangiza deposit, as well as, the southern and northern extensions of the Lukungurhi workings (Figure 11).

Trenches TWT1, TWT 2 and TWT 3 are located 80 m, 400 m and 620 m respectively north of the baseline origin and are oriented at 080° (Figure 11).

The lithological units encountered in the trenches are mudstone, siltstone and thin bands of black shale (often interbedded), which have been intruded mainly by feldspar porphyry

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

sills. Thin bands of mafic porphyry sills do occur in contact with the feldspar porphyry units.

All lithologies are intensely weathered with limonite staining occurring predominantly in the sediments and feldspar porphyries where mineralized. Kaolinite is the dominant weathering product in the feldspar porphyries.

Hydrothermal silicification is mainly encountered at the contacts between feldspar porphyry the sediments. Silicification is usually intense at the contacts and decreases away from the contact into the wall rock. Parallel limonite–quartz veins are very common mostly within the porphyries and where they occur within the sediments are parallel to bedding. In a few instances limonite-quartz veins do cross cut bedding.

Sampling was done lithologically by floor channelling with the maximum sample length being 1 m and 0.3 m minimum length.

A total of 482 trench channel samples were collected from the 5 trenches (Table 11). Significant trench results received to date, include, 33.7m @ 5.15 g/t Au, 10m @ 16.06 g/t Au and 16m @ 3.14 g/t Au among others. The detailed trench intersections are summarised in Table 10.

Table 10. Significant Trench Intersections Received to Date

Trench No.	Interval			Grade (g/t)

	From (m)	To (m)	Length (m)

TWT1	15.5	22.5	7.0	1.16

TWT1	37.3	71.0	33.7	5.15

TWT1	82.0	93.0	11.0	5.97

TWT1	109.0	125.0	16.0	1.60

TWT2	52.0	62.0	10.0	2.51

TWT2	69.6	73.0	3.4	2.00

TWT5	0.0	4.0	4.0	3.50

TWT5	10.0	26.0	16.0	3.14

TWT3	11.0	17.0	6.0	1.53

Trench No.	Interval			Grade (g/t)

	From (m)	To (m)	Length (m)

				.
TWT3	140.0	141.8	1.8	2.47

TWT3	146.0	154.0	8.0	1.50

TWT4	19.5	29.5	10.0	16.00

9.2.3     PROSPECT SCALE MAPPING

9.2.3.1     TWANGIZA

Lithology

The main rock units mapped here are interbedded mudstone, siltstone and black shale, which have been intruded along bedding planes by feldspar porphyry and mafic porphyry sills with the former dominating the latter. Extensive parallel and few cross cutting limonite-quartz veins do occur within feldspar the feldspar porphyry sills. Within the sedimentary package, the limonite-quartz veins are often parallel to bedding with occasional cross cutting ones.

Structure

Structural mapping at the Twangiza deposit (workings, trenches and road cuts) reveal the following structural interpretation as shown in Figure 12:

•	Bedding in the Twangiza workings (Mbwega pit) strikes dominantly NW-SE (plane 1 of Fig. 12) at 125(0)/57(0)NE.

•	The intersection of bedding planes 2 and 3 indicate an anticlinal fold axis plunging 37º @ 120º.

•	Few quartz veins measured from the workings are either oblique or cross cut bedding with a NW and EW trend.

Mapping is on going and the above interpretation will be updated as and when more structural information is gathered.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

Alteration

The lithologies at surface are intensely weathered with kaolinite the dominant weathering product in the feldspar intrusives. Limonite after sulphides occurs where quartz veining occurs.

Hydrothermal alteration in the form of silicification is often observed at contacts between sediments and intrusives. These contacts are often salvaged with limonite where porphyries are rich in albite. This is evident from trench TWT 1.

9.2.3.2     LUKUNGURHI WORKINGS

The Lukungurhi artisanal working is located approximately 1.5 kilometres north of the Twangiza deposit and measures about 600 metres in strike length and on average 70 metres wide. The axis of the workings is orientated at 350° (Figures 10 and 11).

Work carried out during 2005 included trenching, geological/structural mapping of trenches and artisanal pits as well as rock chip/channel sampling. Two trenches TWT 3 and TWT 4 located respectively at the southern and northern extensions of the workings were planned and excavated to test the continuity of the Lukungurhi mineralization (Figure 11).

Lithology

The main rock units mapped in of this working and from trench exposures are interbedded mudstone, siltstone and graphitic or black shale, which have been intruded along bedding planes by feldspar and mafic porphyry sills. In the artisanal pits, the mafic porphyries are often found in distinct contact with feldspar porphyry units but sometimes the contact is transitional (observations from trenches). The porphyries are mainly characterised by a sequence of parallel limonite-quartz veins and veinlets. However, few cross cutting limonite-quartz veins forming a storkwork do occur.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

Structures

Structural mapping from trenches and artisanal workings reveal the following structural features (Figures 13 and 14):

•	Bedding is dominantly N-S at 178º/42ºW as indicated by plane 1 (Figure 13),

•	Limonite-quartz veins within the porphyries have a dominantly E-W orientation of 080º/71º strike dip right as indicated by plane 1 (Figure 14).

Alteration

Kaolinite is the product of intense weathering of feldspars in both the feldspar porphyry and mafic intrusives. Limonite occurs after pyrite where quartz veining is observed.

Silicification is often observed at contacts between sediments and porphyries. This is evident from trenches TWT 3 and TWT 4.

9.2.3.3     KASHEGESHE WORKINGS

The Kashegeshe working is located about 800 metres to the north of the Lukungurhi workings (Figures 10 and 11). The workings are approximately 350 metres long and on average 50 metres wide and have a long axis orientation of 350° azimuth.

Geological/structural mapping as well as rock chip/channel sampling was carried out during 2005. A total 12 samples comprising 2 rock channel and 10 rock-chip were collected for Au analysis. Results are pending.

Lithology

Interbedded mudstone, siltstone and thin bands of graphitic or black shale have been intruded along bedding planes by the feldspar porphyry, form the main lithological units.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

The mafic porphyry unit is absent in the main workings but has been observed in outcrop in a stream close to the workings.

Parallel limonite-quartz veins are very common within the feldspar porphyry with occasional cross cutting ones.

Structure

Structural mapping from this working reveals the following structural features (Figure 15):

•	Bedding has a NNW-SSE orientation as indicated by planes 1, 2 and 3 The dominant orientation is 164º/81ºSW (Plane 1)'

•	The linear feature resulting from the intersection of the three planes indicate an anticlinal fold axis (the northern plunge of the Twangiza Anticline) plunging 22º @ 343º.

Further structural information will be obtained from trenches and drainage outcrops within the area to firm up this interpretation.

Alteration

Alteration and weathering as described in sections above.

9.2.3.4     MAHONA WORKINGS

The Muhona artisanal working is located on the east limb of the Twangiza Anticline approximately 1 kilometre north east of the Twangiza deposit (Figures 10 and 11). The workings are approximately 70 metres long 50 metres wide.

An adit is currently being driven by the artisanal miners within the sedimentary package, which is intercalated with brecciated quartz zones. Geological/structural mapping as well as rock chip/channel sampling was carried out during November and December 2005. A

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

total of 22 samples comprising 15 rock channel and 7 rock-chip samples of porphyries and quartz veins were collected from this workings for Au analysis. Assay results are awaited.

Lithology

This working is characterised by a series of smoky ferruginous quartz veins (varying from 0.015 m to 1 m in width) in shale and mudstones. Abundant fragments of quartz are pilled up in the artisanal pit. Outcrops of mafic porphyry in contact with mudstone and black shale were mapped in the Muhona River upstream and to the west of the workings. An adit currently being driven by the local artisans is in a brecciated ferruginous quartz vein system hosted in an interbedded mudstone – shale sedimentary package .

Structure

Structural information from the Muhona drainage and workings reveal the following structural features (Figures 16 and 17),

•	Bedding is NNE-SSW with a dominant trend of 196º/72ºNNW.

•	Quartz veins trend NE-SW with a dominant orientation of 046º/50ºSE.

10.0     DRILLING

Previous diamond drilling on the Twangiza Property is described in full in the 2003 CME Report.

No drilling was conducted on the Twangiza property in 2005.

The aim of the 2005-2006 exploration is to convert the remaining Inferred resources into Indicated and Measured categories with the aim of converting most of the higher grade oxide resource. A total of 44 diamond drill holes totaling 11,765 m on 22 sections have been planned for the conversion of these resources (Figure 18). The programme will be

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

divided into two phases, phase I will consist of 22 drill holes for a total of 4,880 metres and phase II will consist of 22 drill holes for 6,885 metres (Figure 18).

A total of 14 drill pads of the initial 22 drill hole programme have been prepared.

In addition to the above programme additional resource drilling is to be conducted in order to test the newly defined gold-in-soil anomalies along strike and to the north of the known Twangiza deposit. It is planned to drill approximately 10,000 metres on new exploration targets as defined by the soil geochemical, trenching and mapping programmes.

Start up of drilling was delayed until January 2006 due to logistical reasons.

11.0     SAMPLING METHOD AND APPROACH

The information in this section of the report relates to Banro’s current exploration programme at Twangiza.

11.1     SOIL GEOCHEMISTRY

The baseline origin for the soil geochemical grid was pegged at UTM coordinate of 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E (Figure 10). The soil geochemical grid was initially surveyed using compass, tape and ranging rod method. All sample points are peg with a wooden peg with local grid co-ordinates clearly labelled on each peg. All sample points are subsequently surveyed in using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system.

The base line is 7 kilometres long and orientated at 350º (Figure 10). Cross-lines are spaced at 80 metres intervals and are 2 kilometres long (Figure 10). The total kilometres of cross-lines and baseline for the initial grid are 184 line kilometres. Soil geochemical samples are taken at 40 metre intervals along cross-lines.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

At the end of December 2005 a total of 84.92 line kilometres had been cut and a total of 1,976 soil geochemical samples collected and sent for analysis Table 11. Approximately 46% of the soil geochemical grid had been surveyed and sampled by year end.

Table 11:   Year-to-Date Field Statistics

Month	Gridding	Trench	Samples

	(km)	(m)	Soil	Rock	Hand	Petrography		Trench

				Chip/channel	Specimens	Thin	Polished

October	15.12	0	165	4	0	0	0	0

Nov/Dec	69.8	463.3	1,811	149	4	7	0	482

Total	84.92	463.3	1,976	153	4	7	0	482

Approximately 4 to 6 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. Features such as grid co-ordinates of each sample location, depth, colour, horizon, grain size, fragments, slope angle and slope orientation are recorded at each sample site in the sample book. This data is later transferred into electronic format for which there are standard formats. Soil samples are collected and placed in a plastic sample bag. A wet strength sample tag with a unique sample number is assigned to each sample and placed in the sample bag. In addition the sample number and grid co-ordinates of each sample location are scribed onto an aluminium tag. The aluminium tag is placed in the bottom of each sample pit and covered. This is done as grid pegs are often removed by the local inhabitants.

The sample books are designed so that five (5) random numbers (i.e. five pages) per fifty (50) numbers have been removed from the books. This is done to ensure that standards and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily activities.

The soil samples are shipped to the Banro sample preparation facility in Bukavu. Each shipment between the field and Bukavu has a covering despatch form that is filled out in

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory the problem is immediately dealt with via HF radio communications and the problem rectified. Pulp samples of approximately 150 g each are shipped in batches to either SGS in Mwanza or ALS Chemex with DHL.

11.2     TRENCH, CHANNEL AND GRAB SAMPLES

Trench sampling is carried out by channelling a sample along the trench of the floor. Each channel is approximately 10 centimetres wide and 3 to 5 centimetres deep. Sampling is carried out “geologically” i.e. sample intervals were determined by geological features, and not done simply on a meter by meter basis. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Sample weights are recorded and vary between 3 kilogram and 6 kilogram. Channel sample methodology is similar to that described for trenches above.

A total of 463.3 metres of trenches had been excavated in 2005 and 488 trench samples collected (Table 10).

Sample tickets and the paper trail of sample movement are as described in section 11.1.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

12.0     SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1     STATEMENT

Banro runs its own sample preparation facility in Bukavu using its own full-time employees. The facility was built by ALS Chemex – Johannesburg. ALS Chemex management have been to site to train staff and commission the facility.

12.2     SAMPLE PREPARATION, ANALYSIS

ALS Chemex — Johannesburg is the primary laboratory and SGS Mwanza, Tanzania serves as the umpire laboratory. Both ALS Chemex and SGS are internationally (NATA) accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols.

The in-house samples preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits conducted by ALS Chemex personnel (once every quarter) and SRK consultants. The in-house sample preparation facility comprises an electric oven, a jaw crusher, two disc pulverisers and an air compressor all assembled in ‘40 footer’ steel container.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Using the jaw crusher, all adit, trench and drill core samples are crushed to 70% passing 2 mm screen. The crushed sample is split using a riffle splitter to produce between 800-1,500 g of material which is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds depending on the hardness of the sample to 85% passing 75 microns screen. Soil geochemical samples are oven dried and sieved to -2 mm before being pulverised. An average of a 150 g split of the pulp is shipped to ALS Chemex laboratory in Johannesburg for analysis. An average of 200 samples is prepared each day from the in-house facility.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

The Crusher is thoroughly cleaned in between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is complement with the use of compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher grade trench, adit or core samples.

The in-house laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in reasonable amount of time.

The in-house sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems – management requirements). All sections of the laboratory comply with the quality assurance procedures.

Analysis for gold is by conventional fire assay using 50 g charge with atomic adsorption spectrography (AAS) finish.

12.3     QUALITY CONTROL PROCEDURES

In order to monitor the integrity of the sample preparation and analytical data screen test of crushed (5%) and pulverized (10%) samples, are routinely carried out to monitor the particles size and percentage passing of the crushed and pulverized material.

To provide a measure of accuracy, precision and confidence, a range of international reference materials and blanks are routinely (10%) but randomly inserted to each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of 1 in 50 and standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are purchased from Rocklabs Limited, New Zealand and Geostats Pty Limited, Australia.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

12.4     ASSESSMENT OF QUALITY CONTROL DATA

Statistical assessment of the quality control data using the facilities in the Rocklabs QC package has been completed. The precision and accuracy of the assay data are within acceptable limits. The following comments are made as a result of the assessment:

•	Assessment of the primary analytical laboratory internal duplicates show excellent precision with very high correlation coefficient (0.995), indicating that there is no significant coarse gold component in the sample and that ALS Chemex is producing assays of high quality (Figure 19).

•	Statistical comparison of the umpire laboratory check against the primary laboratory results indicate that there is no evidence of bias between SGS and ALS Chemex (Figure 20 and 21).

•	Assessment of the results of the blanks inserted shows that these are within acceptable limit, and that, there is no evidence of contamination due to sample preparation (Figure 22).

•	Statistical analyses of both the inserted in-house standard reference material and the analytical laboratories own internal reference material, indicates a low coefficient of variation with excellent precision and accuracy. In general the low coefficient of variation suggests that there is no major control problems encountered during the period.

All samples are shipped to the Banro sample preparation facility in Bukavu. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering dispatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory the problem is immediately dealt with via HF radio communications

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

and the problem rectified. Pulp samples, of approximately 150 g, are placed in brown packet envelopes which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are shipped in batches to either SGS in Mwanza or ALS Chemex with DHL.

13.0     DATA VERIFICATION

The project database is stored in two separate forms; as Access database file for the historical data and series of Microsoft Excel spreadsheets for the current data. A program is already in place to migrate all the data into Century Database System.

Logging data are currently entered manually from field logs. Palm top computers have been purchase for data to be captured and download directly into the century system database.

Assay data is received from ALS Chemex and SGS in electronic format that are entered directly into the database.

All data is verified both against in-house and laboratory internationally recognised standards as described in section 12.3 and 12.4. All assay data is cross referenced against sample numbers and field locations in order to make sure that the results make “geological sense”.

A technical meeting is held every month where Senior Project and Project Geologists present the technical data pertaining to their projects. At these meeting progress of past month is reviewed, geological models and exploration techniques discussed and objectives for the following month set.

Michael B. Skead, P.Geo., Vice President, Exploration of Banro and the “qualified person” (as such term as defined in NI 43-101) responsible for the preparation of this report, has verified all data pertaining to the Twangiza Property.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

14.0     ADJACENT PROPERTIES

There are no adjacent properties.

15.0     MINERAL PROCESSING AND METALLURGICAL TESTING

NI 43-101 compliant mineral processing or metallurgical testing has not been undertaken on the Twangiza Property.

16.0     MINERAL RESOURCE ESTIMATES

There have been no changes made to the mineral resource estimates as laid out in the 2003 CME Report. Reference is made to the 2003 CME Report for details of the key assumptions, parameters and methods used to estimate the mineral resources.

The resource estimate as set out in the 2003 CME Report is outlined in Table 12.

Table 12. Resource Estimate for the Twangiza Deposit

Cutoff Grade	Measured		Indicated		Measured + Indicated		Inferred

Au (g/t)	Tonnes	Au g/t	Tonnes	Au g/t	Tonnes	Au g/t	Tonnes	Au g/t

0.5	2,862,000	2.98	51,500,000	1.39	54,362,000	1.47	39,156,000	1.32
1.0	2,601,000	3.20	27,785,000	1.95	30,386,000	2.06	19,241,000	1.90
2.0	1,782,000	4.03	8,991,000	3.10	10,773,000	3.26	6,215,000	2.93
3.0	1,190,000	4.79	3,666,000	4.05	4,856,000	4.24	1,904,000	4.10
4.0	767,000	5.49	1,344,000	5.11	2,111,000	5.25	781,000	5.13
5.0	492,000	6.04	567,000	6.07	1,059,000	6.06	312,000	6.15

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

17.0     OTHER RELEVANT DATA AND INFORMATION: DR Congo

In 1483, the Portuguese discovered the Congo River and established a long term trading relationship with the Kongo Kingdom and by about 1750 Europeans had become heavily involved in the slave trade, procuring slaves from most parts of Africa, including the Congo. King Leopold II of Belgium claimed possession of the Congo in 1885, which was then named the Congo Free State.

Exploitation of the mineral resources of the Congo Free State commenced, and other industries such as rubber plantations and ivory trading were also established. In response to growing criticism of the treatment of the African population, the Belgian parliament annexed the colony in 1908 and renamed it the Belgian Congo.

In 1960, the Congo held its first elections and became an independent republic with Patrice Lumumba as Prime Minister, Joseph Kasavubu as president and Joseph-Desire Mobutu (later Mobutu Sese Seko) as Chief of Staff. The new republic was plagued by unrest, including army mutinies and a secessionist war with the Katanga Region, in which United Nations troops intervened on behalf of the national government. By the end of 1960, Mobutu had seized power. Lumumba was murdered in early 1961 whilst under arrest. In 1965, Mobutu named himself President.

In 1971, the country’s name changed to Zaire. Foreign-owned business and industries were expropriated and nationalized, including the large copper-belt mines on the copper-belt in the Katanga (now Shaba) Region. Economic chaos resulted, and attempted invasions of the Shaba Region from Angola and Zambia were carried out by Zairian insurgents. Troops from France and Belgium were required to defeat the insurgents.

Following the end of the Cold War, Mobutu came under increasing pressure from Western countries to institute democratic and economic reforms and to cease human rights abuses. By this time, the national economy was in ruins and unpaid troops mutinied in 1990,

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resulting in widespread violence and looting, again requiring French and Belgian troops to restore order.

In 1996, the genocide in neighbouring Rwanda caused tension and armed conflict between Hutus and Tutsis in eastern Zaire. The alliance of the Zairian army with Hutu militias resulted in open conflict by Tutsi militia in rebellion against Mobutu. Rwanda and Uganda supported the Tutsi uprising and a coalition known as the Alliance des Forces Démocratiques pour la Liberation du Congo-Zaire (AFDL) under Laurent-Desire Kabila was formed. The AFDL had early military success, resulting in peace talks between Mobutu and Kabila. Mobutu was forced to leave the country in 1997 and Kabila took over the government, named himself president and renamed the country the Democratic Republic of the Congo.

Banro has been involved in the four gold concessions in the Kivu and Maniema provinces of the Democratic Republic of the Congo (DRC) since 1996. The political unrest in 1997 led to the expropriation of Banro’s DRC properties in 1998 and prohibited advancing the exploration work at these properties between 1998 and 2002.

By 1998, however, Kabila had lost the confidence of one of his main allies, the movement pour la libértion du Congo (MLC), who attacked from the east, again supported by Uganda and Rwanda. Meanwhile, Zimbabwe, Namibia and Angola sent troops to the DRC to support Kabila. A ceasefire was signed in 1999 between the six countries involved in the conflict, however the rebellion continued until 2001 when Kabila was assassinated. Joseph Kabila succeeded his father as president and immediately set about negotiating a multilateral peace deal. As a result of his efforts and the intervention of South Africa, the Pretoria peace accord was signed in 2002.

Although political uncertainty does remain in the DRC, there has been improving political, social and economic climate as a result of the current power-sharing transitional government, fostering peace in most parts of the country. Significant milestones have been

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

achieved by the international community to establish an electoral platform. These include the following:

•	December 2002: Peace accord signed between the government and rebel groups.
•	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005.
•	June 2003: New Mining Code implemented with the support of the World Bank and other interested groups.
•	July 2003: DRC’s total external debt reduced by 80% to US$2 billion.
•	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006.
•	February 2004: Setting up of a unified army integrating former political and other militia groups.
•	April 2004: Appointment of new governors by the transitional government.
•	February to November 2004: World Bank, USAID, and IMF increase aid package to support economic and social recovery.
•	November 2004: United Nations (MONUC) increases personnel to 16,700.
•	April 2005: FDLR agreed to demobilize in Eastern DRC.
•	May 2005: Adoption by parliament of the new constitution.
•	June 2005: Beginning of electoral process and registration of voters.
•	February 2006: New constitution ratified in parliament.
•	Presidential and parliamentary elections fixed for April 19th 2006 with possible presidential run-off on June 2nd 2006.

As a result of the improving situation Banro is embarking on an exploration programme in 2006 budgeted at approximately US$20 million with respect of its Twangiza, Lugushwa, Namoya and Kamituga properties in the DRC.

Mining activities undertaken by Gecamines (the Copperbelt) and OKIMO (gold mining operations) have suffered from a lack of capital investment, particularly after the security

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

situation deteriorated in 1990, such that the current total metal production capacity utilization is estimated at less than 10% of previous levels. It is estimated that Gecamines produced approximately 500Kpta of copper during the mid 1980‘s. Copper production in 1996 was approximately 30Kt, and this level of production has probably been maintained or exceeded slightly in recent years.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms.

International mining companies that have acquired mining interests in the copper belt include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda tailings) and American Mineral Fields (Kolwezi tailings).

Anglogold Ashanti, Goldfields and Moto Goldmines are other foreign companies actively undertaking exploration for gold in the DRC.

18.0     INTERPRETATION AND CONCLUSIONS

The historical data for the Twangiza Property indicates a good potential for further increasing on the already established multi-million ounce gold resource, associated with the Proterozoic sediments of the Kibaran Metallogenic Province (KMP). The gold mineralization is interpreted to be related to the same suite of intrusions responsible for the widespread Sn and W mineralization in the KMP. This class of gold deposit has been recognised in many parts of the world, and is known to have the potential for hosting world-class resources.

The sediments at the Twangiza deposit have been folded into a tight upright fold with feldspar porphyry intruding along the limbs of the fold as sills. The feldspar porphyry intrusives appear to have undergone brittle deformation prior to the mineralizing

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hydrothermal event, most likely when the sediments were folded. Structures and mineralized hydrothermal fluids are believed to have exploited the contact between the feldspar porphyry intrusives and sediments.

The upright tightly folded anticlines have been affected by a cross-folding resulting in a dome and basin fold pattern. The Twangiza deposit is believed to represent a domal feature as mineralization appears to plunge both to the north and south.

The mineralization controls are interpreted to be:

•	Lithological, with the brittle and more chemically reactive feldspar porphyry intrusives hosting the majority of the mineralization. Mineralization is hosted in the sediments but to a lesser extent.

•	Folding in that the intrusives appear to have been emplaced prior to the folding as they are folded themselves. The folding has resulted in brittle deformation of the intrusives which has resulted in a favourable plumbing system.

•	Shearing, with the contact between the sediments and intrusives being sheared resulting in favourable fluid path.

Based on drilling done in 1997-1998 Banro through CME was able to define the following gold resource:

•	Measured Resource of 0.27 million ounces of gold based on 2.60 million tonnes, grading at 3.20 g/t Au, using a cut-off grade of 1.0 g/t Au.

•	Indicated Resource of 1.74 million ounces of gold based on 27.79 million tonnes, grading at 1.95 g/t Au, using a cut-off grade of 1.0 g/t Au.

•	Inferred Resource of 1.18 million ounces of gold, based on 19.2 million tonnes, grading 1.90 g/t Au, using a cut-off grade of 1.0 g/t Au.

Banro commenced exploration again in mid-October 2005 after the Congolese authorities gained control of the region. The objectives of the current exploration programme are:

•	Elevating the Inferred Resources to the Indicated category,

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•	Testing the extensions of the known Twangiza mineralization,

•	Locating and assessing new mineralized zones.

By year-end 2005, soil geochemistry and trenching have indicated a significant extension, of at least 880 metres, of the known Twangiza deposit. Geological mapping of trenches and artisanal workings indicate that the geological setting and controls of mineralization are the same as those of the known Twangiza deposit.

The field exploration work undertaken from mid-October 2005 to date is compliant with NI 43 – 101. The Mineral Resource Estimate, as previously reported, conforms to the reporting standards of NI 43 – 101.

19.0     RECOMMENDATIONS

It is recommended that the exploration programme for 2006 should focus on the following:

•	Continue with the soil sampling programme to define extension of known mineralization as well as areas of new mineralization.

•	Diamond drilling to test soil geochemical anomalies in order generate additional Inferred resources.

•	Diamond drilling to upgrade Inferred Resources to the Indicated category.

•	Completion of a scoping study to provide preliminary indications of the economic viability of the Indicated Resource.

•	Commencement of a regional exploration elsewhere in the Twangiza project area, through the use of remote sensing, stream sediment sampling and soil geochemistry.

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20.0     BUDGET

The budget for the Twangiza project for 2006 is US$4,599,795 (Table 13). A total of US$2,262,000.00 has been assigned to drilling which accounts for approximately 49% of the total budget (Table 13).

Table 13 Twangiza Project Budget — 2006

Twangiza Budget - 2006	USD

FIELD CAMPS/HOUSES	116,700
SURVEYING	1,200
GEOCHEMISTRY	406,800
GEOLOGY	194,400
DRILLING	2,262,000
FEASIBILITY STUDIES	90,000
PROFESSIONAL FEES	1,200
BUSINESS PROMOTION	64,600
TRAVEL & SUBSISTENCE	312,000
OFFICE EXPENSES	10,200
COMMUNICATION	15,600
L0CAL SALARIES	137,600
EXPATRIATE SALARIES	130,404
RECRUITMENT & TRAINING	19,600
VEHICLES	62,400
SECURITY	259,200

TOTAL OPERATING EXPENDITURE	4,083,904

BUKAVU/KINSHASA ADMIN. SUPPORT	515,891

TOTAL BUDGET	4,599,795

The actual expenditures incurred at Twangiza during 2006 will be dependent on the exploration results achieved during 2006.

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21.0 REFERENCES

ABAY-SOMINKI. 1983. Projet d’exploitation aurifere a Twangiza, Republique du Zaire-Etude de faisabilité.

Banro Resource Corporation. 1998a. News Release (8/6/1998) “Banro Disputes Unilateral Action”.

Banro Resource Corporation. 1998b. News Release (8/27/1998) “Banro Asks $1 Billion From Congo For Seized Gold Mining Concessions”.

Bontemps, P, 1983. Examen des concessions Ex-symetain Dan le cadre SOMINKI.

Billiton,  1990. Dossier Demande D’Admission Au Regime Conventionnel Du Code Zairois Des Investissement, Projet Societe Minière “Billiton Twangiza Mines” En Sigle “B.T.M.”.

Charter Consolidated Limited. 1975. Twangiza Gold Project, Economic Assessment. CME & Company, 1998. Interim Report: Twangiza Project, Democratic Republic of Congo, Africa, for Banro Resource Corporation.

Fiocchi, M., 1989. Transmission Notes Techniques sur les Gisements de Namoya et Twangiza; Commissaire d'Etat aux Mines et Energie a Kinshasa, Zaire, SOMINKI S.A.R.L.

Gribble, P., 1998. Twangiza Project, Democratic Republic of the Congo; Phase I Resource Modelling, unpublished report for CME and Company.

Naas, C.O., 1998. Technical Report on Phase I Geological, Geochemical and Diamond Drilling Exploration of the Twangiza Project, Democratic Republic of Congo, Africa; by CME & Company for Banro Resource Corporation. (12 volumes)

Naas, C.O., 2003. Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo for Banro Corporation by CME Consulting Ltd.

Prigogine, A., 1966. Étude du Mineral de Twangitza. M.G.L., Ref: MET/31/M.AT 50/66 53

Rodger, R.J., 1997. Technical Evaluation of the Operations and Holdings of SOMINKI S.A.R.L., Zaire, Central Africa by CME & Company for Banro Resource Corporation.

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Twangiza Mining sarl. 2005. Monthly Report – October 2005.

Twangiza Mining sarl. 2005 Monthly Report – November 2005.

Villeneuve,  M., 1977. Étude stratigraphique, pétrographique et tectonique, région du Kivu, République du Zaïre, Précambrien du sud du lac Kivu; Thèse de docteur de 3e cycle, la Faculté des Sciences et Techniques de St Jérôme, Université de Droit, d’Economie et des Sciences d’Aix-Marseille III.

Watts,  Griffis, and McOuat., 1989. Report on the evaluation of the SOMINKI assets in the Kivu and Maniema Provinces, Republic of Zaire.

Yardley, B.W.D., 1997. An Introduction to Metamorphic Petrology; Longman Earth Science Series, ISBN 0-582-30096-7.

22.     ACKNOWLEDGEMENTS

This report is the combined work of the Twangiza Mining SARL project team as listed below:

Michael B. Skead Dan Bansah Howard Fall Peter Kersi Chris Bawah 4 Congolese Geologists Mike Trenor	Vice President, Exploration (MAusIMM) Mineral Resource Manager (MAusIMM) Chief Geologist Senior Resource Geologist (MAusIMM) Senior Project Geologist Senior Surveyor

Twangiza Mining SARL acknowledges the guidance and audits carried out by Martin Pittuck, SRK, for his personal experience on the data compilation of the project between 1998 –2005.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

23.0     DATE AND SIGNATURE PAGE

This report has been prepared under the supervision of Michael B. Skead, P. Geo., who is the Vice President, Exploration of Banro and a “qualified person” as such term is defined in NI 43-101.

Signed this 30th day of March, 2006.

(signed)   “Michael B. Skead”
__________________________
Michael B. Skead, P. Geo.

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

24.0     CERTIFICATE OF QUALIFIED PERSON

I, Michael B. Skead, P. Geo., do hereby certify that:

1.	I am the Vice President — Exploration of Banro Corporation (“Banro”). I reside at 20 Roslyn Road, Rondebosch, Cape Town, Republic of South Africa.

2.	I am a graduate of University of Cape Town, Republic of South Africa with a B.Sc Honours degree in Geology (1987). I also have an MSc Degree form the Rhodes University, Republic of South Africa, in Mineral Exploration (1994). I have practiced my profession since 1988.

3.	I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Membership Number 2024032), and a member in good standing of the South African Council for Natural Scientific Professions (Membership Number 400311/05).

4.	I have experience with precious metal deposits. This includes the following:

•	Exploration for platinum group elements in the Bushveld Complex, Republic of South Africa.

•	Exploration for gold in Nevada and California – USA, Mexico, Irian Jaya –Indonesia, Barberton – Republic of South Africa and Tanzania.

•	Was instrumental in the discoveries of the Kukuluma and Matandani gold deposits in the Geita District – Tanzania, that ultimately lead to the Geita District becoming the largest gold producing district in East Africa.

5.	I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”). I supervised the preparation of the technical report dated March 30, 2006 entitled “NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo” (the “Report”).

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

6.	I have worked on Banro’s Twangiza project as an employee of Banro since October 2005 to the date of this certificate and I have reviewed geological, mineralogical and metallurgical reports in Banro’s library. I have personally visited the property on several occasions with the last visit on the 10th day of December 2005

7.	I am not independent of Banro as described in section 1.4 of NI 43-101 by virtue of being Vice President, Exploration of Banro.

8.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

DATED this 30th day of March, 2006.

(signed)   “Michael B. Skead”
_______________________________________
Michael B. Skead, P. Geo.
Vice President, Exploration of Banro Corporation

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Figure 19: ALS Internal Duplicate Split Results

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

Figure 20: Scatter Plot - SGS Vs. ALS (Au>0.10 g/t)

Figure 21: Scatter Plot - SGS Vs. ALS (Au<0.10 g/t)

Banro Corporation — Twangiza Mining sarl	NI 43-101 TECHNICAL REPORT

Figure 22: Performance Chart of Blank Samples